Palisade Bio, Inc.

7750 El Camino Real, Suite 2A

Carlsbad, CA 92009

June 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palisade Bio, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-287578

Ladies and Gentlemen:

Palisade Bio, Inc. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-287578), initially filed with the SEC on May 27, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement at this time because the Company has determined that it is not in the best interests of the Company to conduct the proposed offering at this time. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a). The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

We respectfully request that the SEC provide a copy of any order consenting to the withdrawal of the Registration Statement to Jeffrey C. Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, via email at jthacker@gunder.com.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Jeffrey C. Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at (858) 436-8064. Thank you for your assistance.

Very truly yours,

Palisade Bio, Inc.

By:	/s/ JD Finley
JD Finley
Chief Executive Officer

cc:

Jeffrey C. Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John E. Maciejewski, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP